FS INVESTMENT CORPORATION IV

201 ROUSE BOULEVARD

PHILADELPHIA, PENNSYLVANIA 19112

(215) 495-1150

October 28, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Marianne Dobelbower, Esq.

Re:	FS Investment Corporation IV
Post-Effective Amendment No. 5 to the Registration Statement on Form N-2
File Number 333-204239

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FS Investment Corporation IV, a Maryland corporation (the “Company”), respectfully requests acceleration of the effective date of Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-204239) (the “Registration Statement”) so that such Registration Statement may be declared effective at 9:30 a.m. on Monday, October 31, 2016, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to James A. Lebovitz of Dechert LLP at (215) 994-2510, and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FS INVESTMENT CORPORATION IV

By:	/s/ Michael C. Forman
Name:	Michael C. Forman
Title:	President and Chief Executive Officer